Exhibit 99.1

Cango Inc. Reports First Quarter 2025 Unaudited Financial Results

SHANGHAI, May 14, 2025 /PRNewswire/ -- Cango Inc. (NYSE: CANG) ("Cango" or the "Company") today announced its unaudited financial results for the first quarter of 2025.

First Quarter 2025 Financial and Operational Highlights

•	Total revenues were RMB1.1 billion (US$145.2 million), a significant increase from RMB64.4 million in the same period of 2024. This surge was primarily attributable to our Bitcoin mining business, which generated revenues of RMB1.0 billion (US$144.2 million) in the quarter.

•	A total of 1,541 Bitcoins were mined during the quarter. The average cost to mine Bitcoin, excluding depreciation of mining machines, was US$70,602.1 per Bitcoin in the quarter.

•	Adjusted EBITDA was RMB27.6 million (US$3.8 million) in the first quarter of 2025.

•	The total balance of cash and cash equivalents and short-term investments was RMB2.5 billion (US$347.4 million) as of March 31, 2025.

•	The total outstanding balance of financing transactions the Company facilitated was RMB2.6 billion (US$358.4 million) as of March 31, 2025. Our credit risk exposure has decreased, with only RMB762.4 million (US$105.1 million) of outstanding loan balances where the Company bears credit risks that have not been provided with full bad debt allowance or full risk assurance liabilities. M1+ and M3+ overdue ratios for all outstanding financing transactions facilitated by the Company that have not been provided with full bad debt allowance or full risk assurance liabilities were 2.86% and 1.59%, respectively, as of March 31, 2025, compared with 3.24% and 1.78%, respectively, as of December 31, 2024.

Mr. Jiayuan Lin, Chief Executive Officer of Cango, commented, “The first quarter of 2025 marked a new chapter of growth for Cango following our entry into the Bitcoin mining industry in November 2024. Fueled by the strong performance of our mining operations, we generated total revenues of RMB 1.1 billion for the quarter. Throughout the quarter, we focused on enhancing our operational efficiency and mined a total of 1,541 Bitcoins, up substantially from 933.8 Bitcoins last quarter. By the end of April, we produced 2,945 Bitcoins from the inception of our Bitcoin mining business.”

“Given our strong confidence in the Bitcoin's long-term value appreciation potential, we have adopted a “Mine and Hold” strategy, prioritizing both self-mining and long-term holding. Currently, we operate 32 EH/s of computing power, positioning us among the world’s top-tier Bitcoin miners. We expect to add another 18 EH/s by the end of July 2025. Looking ahead, we will continue to consolidate and optimize our existing computing resources to maximize efficiency while actively exploring high-quality M&A opportunities to further scale our operations and deliver long-term value to all stakeholders,” concluded Mr. Lin.

Mr. Yongyi Zhang, Chief Financial Officer of Cango, stated, “We are pleased to report another solid financial performance this quarter, highlighted by total revenue of RMB1.1 billion and a strong balance sheet. We also continued to reduce our credit risk exposure, further bolstering our financial position and flexibility. Supported by this robust foundation, we are well-positioned to expand the Bitcoin mining business and holistically drive the Company’s growth.”

First Quarter 2025 Financial Results

REVENUES

Total revenues in the first quarter of 2025 were RMB1.1 billion (US$145.2 million), compared with RMB64.4 million in the same period of 2024. The significant year-over-year increase was primarily driven by the Bitcoin mining business launched in November 2024.

Revenue from the Bitcoin mining business was RMB1.0 billion (US$144.2 million), with a total of 1,541 Bitcoins mined in the first quarter of 2025.

Revenue from automotive trading-related income1 was RMB7.6 million (US$1.0 million), compared with RMB64.4 million in the same period of 2024.

OPERATING COSTS AND EXPENSES

Total operating costs and expenses in the first quarter of 2025 were RMB1.2 billion (US$166.7 million). These costs were primarily associated with our Bitcoin mining business.

•	Cost of revenue in the first quarter of 2025 was RMB955.1 million (US$131.6 million), compared with RMB29.1 million in the same period of 2024.

•	Sales and marketing expenses in the first quarter of 2025 were RMB415,981 (US$57,324), compared with RMB3.5 million in the same period of 2024.

•	General and administrative expenses in the first quarter of 2025 were RMB92.5 million (US$12.8 million), compared with RMB37.9 million in the same period of 2024.

•	Research and development expenses in the first quarter of 2025 were RMB324,991 (US$44,785), compared with RMB1.1 million in the same period of 2024.

•	Net gain on contingent risk assurance liabilities in the first quarter of 2025 was RMB5.3 million (US$726,124), compared with RMB15.0 million in the same period of 2024.

•	Net recovery on provision for credit losses in the first quarter of 2025 was RMB28.7 million (US$4.0 million), compared with RMB66.3 million in the same period of 2024.

1 Revenue from automotive trading related income consists revenues generated from loan facilitation income and other related income, guarantee income, leasing income, after-market services income, automotive trading income and others.

INCOME (LOSS) FROM OPERATIONS

Loss from operations in the first quarter of 2025 was RMB155.5 million (US$21.4 million) compared with income from operations of RMB74.2 million in the same period of 2024.

NET INCOME (LOSS) AND NET INCOME (LOSS) PER ADS

Net loss in the first quarter of 2025 was RMB207.4 million (US$28.6 million) compared with net income of RMB90.0 million in the same period of 2024. Basic and diluted net loss per American Depositary Share (the “ADS”) in the first quarter of 2025 were both RMB2.00 (US$0.28). Each ADS represents two Class A ordinary shares of the Company.

ADJUSTED EBITDA

Adjusted EBITDA in the first quarter of 2025 was RMB27.6 million (US$3.8 million) compared with RMB108.4 million in the same period of 2024.

BALANCE SHEET

•	As of March 31, 2025, the Company had cash and cash equivalents of RMB2.5 billion (US$346.7 million) compared with RMB1.3 billion as of December 31, 2024.

•	As of March 31, 2025, the Company had short-term investments of RMB5.2 million (US$715,049) compared with RMB1.2 billion as of December 31, 2024.

Business Outlook

We currently maintain a deployed hashrate of 32 EH, demonstrating our operational resilience. As part of our continued commitment to growth and scaling our capabilities, we are targeting a substantial increase in our hashrate over the coming months. We are on track to grow our deployed hashrate to approximately 50 EH before the end of July. This increase is expected to be driven by the closing of our share-settled acquisition of Bitcoin mining assets, positioning us to strengthen our competitive advantage and increase operational efficiency.

Share Repurchase Program

Pursuant to the share repurchase program announced on April 23, 2024, the Company had repurchased 996,640 ADSs with cash in the aggregate amount of approximately US$1.7 million as of April 25, 2025, the day on which the program expired.

Conference Call Information

The Company's management will hold a conference call on Wednesday, May 14, 2025, at 9:00 P.M. Eastern Time or Thursday, May 15, 2025, at 9:00 A.M. Beijing Time to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	+1-412-902-4272

United States Toll Free:	+1-888-346-8982

Mainland China Toll Free:	4001-201-203

Hong Kong, China Toll Free:	800-905-945

Conference ID:	Cango Inc.

The replay will be accessible through May 21, 2025, by dialing the following numbers:

International:	+1-412-317-0088

United States Toll Free:	+1-877-344-7529

Access Code:	8016651

A live and archived webcast of the conference call will also be available at the Company's investor relations website at http://ir.cangoonline.com.

About Cango Inc.

Cango Inc. (NYSE: CANG) primarily operates a leading Bitcoin mining business. Cango has deployed its mining operation across strategic locations including North America, Middle East, South America, and East Africa. Cango expanded into the crypto assets market in November 2024, driven by the development in blockchain technology, increasing prevalence of crypto assets and its endeavor to diversify its business. Meanwhile, Cango has continued to operate the automotive transaction service in China since 2010, aiming to make car purchases simple and enjoyable. For more information, please visit: www.cangoonline.com.

Definition of Overdue Ratios

The Company defines "M1+ overdue ratio" as (i) exposure at risk relating to financing transactions for which any installment payment is 30 to 179 calendar days past due as of a specified date, divided by (ii) exposure at risk relating to all financing transactions which remain outstanding as of such date, excluding amounts of outstanding principal that are 180 calendar days or more past due.

The Company defines "M3+ overdue ratio" as (i) exposure at risk relating to financing transactions for which any installment payment is 90 to 179 calendar days past due as of a specified date, divided by (ii) exposure at risk relating to all financing transactions which remain outstanding as of such date, excluding amounts of outstanding principal that are 180 calendar days or more past due.

Use of Non-GAAP Financial Measure

As part of our review of business performance, we present adjusted EBITDA as Non-GAAP financial measure to help assess our core operating results. Adjusted EBITDA is defined as net income before interest, taxes, depreciation, and amortization, and further excludes share-based compensation expenses and other non-operating income and expenses. We believe Adjusted EBITDA can be an important financial measure because it allows management, investors, and our board of directors to evaluate and compare our operating results, including our return on capital and operating efficiency from period-to-period by making such adjustments.

While adjusted EBITDA is not a measure defined under U.S. GAAP, management uses it to evaluate performance, make strategic decisions, and set operating plans. Management believes it also helps investors gain a clearer understanding of our underlying performance by excluding certain costs and expenses that management believes are not indicative of its core operating results. The presentation of these non-GAAP financial measures is not meant to be considered in isolation or as a substitute for results or guidance prepared and presented in accordance with U.S. GAAP.

The Company compensates for these limitations by reconciling the Non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company's performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of Cango's Non-GAAP financial measure to the most comparable U.S. GAAP measure are included at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars ("US$") at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB7.2567 to US$1.00, the noon buying rate in effect on March 31, 2025, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the "Business Outlook" section and quotations from management in this announcement, contain forward-looking statements. Cango may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Cango's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Cango's goal and strategies; Cango's expansion plans; Cango's future business development, financial condition and results of operations; Cango's expectations regarding demand for, and market acceptance of, its solutions and services; Cango's expectations regarding keeping and strengthening its relationships with dealers, financial institutions, car buyers and other platform participants; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Cango's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Cango does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Yihe Liu

Cango Inc.

Tel: +86 21 3183 5088 ext.5581

Email: ir@cangoonline.com

Helen Wu

Piacente Financial Communications

Tel: +86 10 6508 0677

Email: ir@cangoonline.com

CANGO INC. UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET (Amounts in Renminbi ("RMB") and US dollar ("US$"), except for number of shares and per share data）

	As of December 31, 2024	As of March 31, 2025
	(Audited)	(Unaudited)	(Unaudited)
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	1,289,629,981	2,515,712,358	346,674,433
Restricted cash - current	10,813,746	11,210,722	1,544,879
Short-term investments, net	1,231,171,751	5,188,899	715,049
Accounts receivable, net	22,991,951	15,801,108	2,177,451
Finance lease receivables - current, net	20,685,475	19,332,969	2,664,154
Financing receivables, net	5,685,096	3,722,236	512,938
Short-term contract asset, net	33,719,944	19,860,987	2,736,917
Prepayments and other current assets, net	226,352,004	362,016,043	49,887,145
Receivable for bitcoin collateral, net	617,057,765	1,464,654,137	201,834,737
Total current assets	3,458,107,713	4,417,499,459	608,747,703

Non-current assets:
Restricted cash - non-current	287,425,602	161,939,581	22,315,871
Long-term investment	-	400,000,000	55,121,474
Mining machines, net	1,772,319,041	1,619,608,093	223,187,963
Property and equipment, net	6,634,509	6,205,894	855,195
Intangible assets, net	47,425,617	47,259,479	6,512,530
Long-term contract asset, net	17,551,040	348,864	48,075
Finance lease receivables - non-current, net	9,309,227	3,648,111	502,723
Operating lease right-of-use assets, net	40,788,977	38,789,517	5,345,338
Other non-current assets, net	329,761,833	359,761,832	49,576,506
Total non-current assets	2,511,215,846	2,637,561,371	363,465,675
TOTAL ASSETS	5,969,323,559	7,055,060,830	972,213,378

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term debts	124,584,293	790,393,522	108,919,140
Accrued expenses and other current liabilities	1,348,300,779	1,999,990,186	275,606,016
Deferred guarantee income	11,787,712	7,974,712	1,098,945
Contingent risk assurance liabilities	31,190,425	20,979,625	2,891,070
Income tax payable	311,130,341	314,258,152	43,305,931
Short-term lease liabilities	7,912,420	7,639,264	1,052,719
Total current liabilities	1,834,905,970	3,141,235,461	432,873,821

Non-current liabilities:
Deferred tax liability	10,724,133	10,724,133	1,477,825
Long-term operating lease liabilities	37,044,466	35,769,502	4,929,169
Other non-current liabilities	19,118	18,131	2,499
Total non-current liabilities	47,787,717	46,511,766	6,409,493
Total liabilities	1,882,693,687	3,187,747,227	439,283,314

Shareholders’ equity
Ordinary shares	199,087	199,087	27,434
Treasury shares	(756,517,941)	(754,199,105)	(103,931,416)
Additional paid-in capital	4,725,877,432	4,749,907,787	654,554,796
Accumulated other comprehensive income	152,882,024	114,572,087	15,788,456
Accumulated deficit	(35,810,730)	(243,166,253)	(33,509,206)
Total Cango Inc.’s equity	4,086,629,872	3,867,313,603	532,930,064
Total shareholders' equity	4,086,629,872	3,867,313,603	532,930,064
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	5,969,323,559	7,055,060,830	972,213,378

CANGO INC. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

	Three months ended March 31
	2024	2025
	(Unaudited)	(Unaudited)	(Unaudited)
	RMB	RMB	US$
Revenues	64,422,494	1,053,883,166	145,228,984
Bitcoin mining income	-	1,046,266,997	144,179,448
Loan facilitation income and other related income	13,821,022	(829,251)	(114,274)
Guarantee income	30,259,581	4,043,650	557,230
Leasing income	4,939,712	2,088,483	287,801
After-market services income	11,637,788	776,803	107,046
Automobile trading income	3,445,040	70,796	9,756
Others	319,351	1,465,688	201,977
Operating cost and expenses:
Cost of revenue	29,058,868	955,091,082	131,615,070
Sales and marketing	3,548,273	415,981	57,324
General and administrative	37,923,531	92,536,718	12,751,901
Research and development	1,098,105	324,991	44,785
Net gain on contingent risk assurance liabilities	(15,018,246)	(5,269,261)	(726,124)
Net recovery on provision for credit losses	(66,339,084)	(28,702,162)	(3,955,264)
Loss from change in fair value of receivable for bitcoin collateral	-	194,957,999	26,865,931
Total operation cost and expense	(9,728,553)	1,209,355,348	166,653,623

(Loss) income from operations	74,151,047	(155,472,182)	(21,424,639)
Interest income	16,503,965	2,152,469	296,618
Net investment income	10,984,524	-	-
Interest expense	-	(9,517,781)	(1,311,585)
Foreign exchange gain (loss), net	131,689	(818,002)	(112,724)
Other income	832,551	13,609,872	1,875,491
Other expenses	(535,390)	(54,180,931)	(7,466,332)
Net income (loss) before income taxes	102,068,386	(204,226,555)	(28,143,171)
Income tax expense	(12,041,600)	(3,128,968)	(431,183)
Net income (loss)	90,026,786	(207,355,523)	(28,574,354)
Net income (loss) attributable to Cango Inc.’s shareholders	90,026,786	(207,355,523)	(28,574,354)
Earnings (losses) per ADS attributable to ordinary shareholders:
Basic	0.85	(2.00)	(0.28)
Diluted	0.80	(2.00)	(0.28)
Weighted average ADS used to compute earnings per ADS attributable to ordinary shareholders:
Basic	105,521,018	103,783,087	103,783,087
Diluted	112,786,810	103,783,087	103,783,087

Other comprehensive income (loss), net of tax
Foreign currency translation adjustment	20,894,928	(38,309,937)	(5,279,250)

Total comprehensive income (loss)	110,921,714	(245,665,460)	(33,853,604)

Total comprehensive income (loss) attributable to Cango Inc.’s shareholders	110,921,714	(245,665,460)	(33,853,604)

CANGO INC. RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS (Amounts in Renminbi ("RMB") and US dollar ("US$"), except for number of shares and per share data

	Three months ended March 31
	2024	2025
	(Unaudited)	(Unaudited)	(Unaudited)
	RMB	RMB	US$
Net (loss) income	90,026,786	(207,355,523)	(28,574,354)

Add: Interest expense	-	9,517,781	1,311,585
Add: Income tax expenses	12,041,600	3,128,968	431,183
Add: Depreciation and amortization	927,576	155,503,915	21,429,012
Cost of revenue	-	154,944,205	21,351,882
General and administrative	879,591	559,710	77,130
Research and development	47,985	-	-

Add: Other expenses	535,390	54,180,931	7,466,332
Less: Other income	832,551	13,609,872	1,875,491

Add: Share-based compensation expenses	5,717,422	26,187,822	3,608,778
Cost of revenue	254,391	58,766	8,098
Sales and marketing	1,046,659	339,524	46,788
General and administrative	4,416,372	25,783,442	3,553,053
Research and development	-	6,090	839

Non-GAAP adjusted EBITDA	108,416,223	27,554,022	3,797,045
Non-GAAP adjusted EBITDA attributable to Cango Inc.’s shareholders	108,416,223	27,554,022	3,797,045